SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina (Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ✓                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No   ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 7, 2007 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated August 7, 2007, the Company reported that on July 27, 2007 entered into an amendment to the Warrant Agreement with the Bank of New York.

The Warrant Agreement was executed on November 21, 2002, in connection with the Company’s issuance of 100,000,000 Units consisting of Convertible Notes and Warrants to Purchase Shares of Common Stock.

The purpose of such amendment is to replicate the terms and conditions of the Argentine prospectus in the Warrant Agreement, adding as a new and final Warrant’s Exercisability Date November 14, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name: Saúl Zang Title: Vice Chairman of the Board of Directors

Dated: August 7, 2007